SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at April 19, 2007

  GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
Chief Executive Officer and Director

Date: April 19, 2007

Print the name and title of the signing officer under his signature.
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MATERIAL CHANGE REPORT
UNDER SECTION 85 (1) OF THE B.C. SECURITIES ACT
(Previously Form 27)

ITEM 1 Reporting Issuer

Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver, BC
V6C 2V6

(the "Company")

ITEM 2 Date of Material Change

April 19, 2007

ITEM 3 Press Release

A press release was disseminated on April 19, 2007 through various approved media, and was filed through the SEDAR system on April 19, 2007.

ITEM 4 Summary of Material Change

Great Basin Gold Ltd. announces that it has completed its previously announced public offering of 57.5 million units at a price of C$2.60 per unit, raising gross proceeds of C$149,500,000. Each equity unit comprises a common share and a half of one common share purchase warrant. Each full warrant will entitle the holder to purchase a common share of Great Basin Gold at a price of C$3.50 until April 20, 2009. A syndicate led by BMO Capital Markets and including Desjardins Securities Inc., Pacific International Securities Inc. and RBC Capital Markets acted as underwriters in connection with the offering. The underwriters exercised their 15% over-allotment option in full.

ITEM 5 Full Description of Material Change

See attached news release.

ITEM 6 Reliance on Section 85 (2) of the Act

Not applicable

ITEM 7 Omitted Information

Not applicable

ITEM 8 Senior Officers

Senior officer of the reporting issuer who is knowledgeable about the material change:

Ferdi Dippenaar
Director, President and CEO
Telephone: 27-11-884-1610, Fax: 27-11-884-1826

ITEM 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 19th day of April 2007

/s/ Ferdi Dippenaar

Ferdi Dippenaar, Director, President & CEO

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

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1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.greatbasingold.com

GREAT BASIN GOLD COMPLETES C$149.5 MILLION FINANCING
REGAINS 100% INTEREST IN HOLLISTER DEVELOPMENT BLOCK PROJECT IN NEVADA

April 19, 2007, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin" or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBGOLD) announces that it has completed its previously announced public offering of 57.5 million units at a price of C$2.60 per unit, raising gross proceeds of C$149,500,000. Each equity unit comprises a common share and a half of one common share purchase warrant. Each full warrant will entitle the holder to purchase a common share of Great Basin Gold at a price of C$3.50 until April 20, 2009. A syndicate led by BMO Capital Markets and including Desjardins Securities Inc., Pacific International Securities Inc. and RBC Capital Markets acted as underwriters in connection with the offering. The underwriters exercised their 15% over-allotment option in full.

The use of proceeds from the financing includes the cash purchase component of Hecla Ventures Corp ("HVC") for US$45 million (plus 7.93 million Great Basin shares). HVC held 50% earn-in rights to Great Basin's Hollister Development Block gold project ("HDB") on the Carlin Trend in Nevada. As a consequence of the HVC purchase, Great Basin Gold now holds a 100% interest in the entire 937 unpatented mining claims comprising the Hollister Property (subject to certain royalty obligations) and, in particular, the HDB that comprises approximately 5% of the property. Exploration by Great Basin Gold to 2001 had outlined a high grade gold-silver mineral resource in the HDB. Since mid 2002, HVC has operated an underground exploration and development program under the earn-in agreement, which was designed to provide the necessary data for completion of a feasibility study for the HDB project. Hecla spent some US$30 million on design work, permitting, establishing extensive surface infrastructure and underground services, purchasing equipment and completing underground programs. The underground programs included excavating a 6,800 ft access decline, 1000 ft of drifting along the veins and completing approximately 55,000 ft of underground drilling. The HDB was the subject of a 2006 preliminary economic assessment conducted for Great Basin Gold, and a recent report that updates exploration activities to earlier this year. These National Instrument 43-101 technical reports are filed at www.SEDAR.com.

Great Basin Gold President and CEO Ferdi Dippenaar commented: "We received strong support for the recent financing undertaken to complete this purchase, showing that the market, like the management of Great Basin Gold, believes that there is significant value to be unlocked in the near term by developing the HDB.

"Now that the underground access and initial underground drilling program is complete, we will be working towards a new resource estimate. Subject to the upgrading of the resources into measured and indicated categories, the feasibility study is on track for completion by the end of June 2007. Currently, we are proceeding with bulk sampling of the exposed vein systems. This work will assist with the mining, metallurgical and geological aspects of the report.

"The Company has embarked on a further approximately 40,000 ft of underground exploration drilling focused on specific areas which we believe, in combination with the 55,000 ft already completed, will deliver a larger resource. We will immediately utilize a portion of the proceeds of the offering to purchase a surface drill rig which will enable us to accelerate drilling activities on targets outside of the HDB.

"In addition to the work at Hollister, good progress is being made on the first of a two-stage development program designed to take the Company's Burnstone Gold Project in South Africa to production in two years. The current phase includes constructing a decline and taking a bulk sample, and will be completed in early 2008.

"With the completion of the HVC purchase and advancement of the Burnstone Project, we believe Great Basin is entering a distinct new phase, moving from an advanced exploration company to being recognized as an emerging gold producer."

For additional details on Great Basin and its gold properties, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.